                                    KPMG LLP
                              Two Nationwide Plaza
                              Columbus, Ohio 43215


To the Board of Directors of
Mercantile Mutual Funds, Inc.
  and the
Securities and Exchange Commission:


We have examined management's assertion about the Mercantile Mutual Funds, Inc.'s (the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1999, and with respect to agreement of security purchases and sales, for the period from April 30, 1999 (the date of our last examination) through July 31, 1999:

     1. Confirmation of all securities held by Mercantile Bank in book entry form, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Mercantile Bank;

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Mercantile Bank records; and

     5. Agreement of twelve selected security purchases, sales or maturities since our last report from the books and records of the Funds to trade tickets or broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1999, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
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                                       2

This report is intended solely for the information and use of management of the Mercantile Mutual Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



KPMG LLP



Columbus, Ohio
September 3, 1999
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                          Mercantile Mutual funds, Inc.
                                3435 Stelzer Road
                              Columbus, Ohio 43219


September 3, 1999



    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of the Mercantile Mutual Funds, Inc. (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1999 and for the period from April 30, 1999 through July 31, 1999, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,



/s/ Walter B. Grimm
Walter B. Grimm
Vice President and Assistant Treasurer
Mercantile Mutual Funds, Inc.